25002293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]47

SEC Mail Processing
MAR 03 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Empiric Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 N Capital of Texas Hwy Building 8 - Suite 150
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark A Coffelt	512 328-9321	markcoffelt@empiricadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonadventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A Coffelt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Empiric Distributors, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAYRA JACKELINE GONZALEZ
Notary Public, State of Texas
My Comm. Exp. 12-08-2026
ID No. 13409779-7

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Empiric Distributors, Inc.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2024

Contents

PART I

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of Empiric Distributors, Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Empiric Distributors, Inc. as of December 31, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Empiric Distributors, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Empiric Distributors, Inc.'s management. Our responsibility is to express an opinion on Empiric Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empiric Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Empiric Distributors, Inc.'s financial statements. The supplemental information is the responsibility of Empiric Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Empiric Distributors, Inc.'s auditor since 2020.

Sugar Land, Texas

February 20, 2025

Empiric Distributors, Inc.

Statement of Financial Condition

December 31st, 2024

ASSETS		
Cash	$	21,726
Money Market	$	58,159
Accounts Receivable	$	3,653
Total Assets	**$**	**83,537**
LIABILITIES		
Accounts Payable	$	5,600
Taxes Due to Affiliates	$	9,015
Total Liabilities	**$**	**14,615**
MEMBER'S EQUITY		
Common Stock	$	10,000
Additional Paid-In Capital	$	69,529
Shareholder Distribution	$	(267,263)
Retained Earnings	$	256,656
Total Equity	**$**	**68,922**
Total Liabilities and Member's Equity	**$**	**83,537**

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Income

For the Year Ended December 31st, 2024

Revenues		
	12b-1 Fees	$ 40,923
	Interest	$ 4,242
	Total Revenues	**$ 45,165**
EXPENSES		
	Audit	$ 5,600
	FINRA Fees	$ 2,180
	Insurance & Miscellaneous	$ 1,480
	Total Expenses	**$ 9,260**
INCOME BEFORE TAX PROVISION		$ 35,905
	Income Tax Provision	$ 7,541
NET INCOME		**$ 28,364**

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Changes in Member's Equity

For the Year Ended December 31st, 2024

		Total
Balance, December 31, 2023	$	131,439
Net Income	$	28,364
Member's Distributions	$	(90,881)
Balance, December 31, 2024	$	68,922

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Cash Flows

January through December 2024

Cash Flows from Operating Activities	
Net Income	$ 28,364
Changes in operating assets and liabilities	
Accounts Receivable	$ (351)
Accounts Payable	$ 2,500
Pre-paid Expense	$ -
Net Cash provided (used) by operating activities	$ 30,513
Cash Flows from Financing Activities	
Operating Income Tax Liability	$ (8,959)
Distributions	$ (90,881)
Net Cash provided by Financing activities	$ (99,840)
Net Cash Increase (Decrease) for the Period	$ (69,327)
Cash at beginning of Period	$ 149,211
Cash at end of Period	$ 79,885

See accompanying notes to financial statements

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Empiric Distributors, Inc. (the "***Company***"), a fully disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission ("***SEC***"), the State Securities Commission of Texas and the Financial Industry Regulatory Authority ("***FINRA***"). The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002. The Company, formerly Texas Capital, Inc., changed its name in January 2007.

INCOME TAXES

The Company files its taxes with its parent company, Empiric Advisors, Inc.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open years (2019-2022) or expected to be taken on the Company's 2024 tax return.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability

occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 -- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

Assets	Level 1
UFCU Savings Account	$ 5
Schwab Money Market	$58,159

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based upon the evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(2) INVESTMENTS

At December 31, 2024 investments consisted of the following:

	Cost	Fair Value
United Federal Credit Union Savings	$ 5	$ 5

In 2024, realized gains and change in unrealized gains on investments were $0 and $0, respectively.

(3) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3(k)(2)(ii) in that it does not hold funds or securities for customers, and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. The Company also claims exemption relying on Footnote 7.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, or at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness, as defined, of not more than 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2024, the Company had net capital of $67,759 which exceeded its net capital requirement of $5,000 by $61,759. The Company's ratio was 0.2157 to 1 of aggregate indebtedness to net capital.

(4) INCOME TAXES

The current and deferred portions of the federal income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are $7,541 and $0 respectively.

(5) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit-related losses.

(6) OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

(7) RELATED PARTIES/CONCENTRATION OF REVENUE RISK

One of the Company's directors is an officer of the Advisor to Empiric Fund from which the Company receives most of its revenue.

(8) COMMITMENTS

As of July 31, 2016 Empiric Distributors, Inc. no longer pays the rental obligations under an operating lease. The parent company Empiric Advisors, Inc. has taken over the obligations of the rental expense.

(9) REVENUE RECOGNITION

Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09, ASC 606. The guidance requires the company to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate thetransaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commissions revenue is recognized in the period earned when the Company's performance obligations are completed, typically the client's trade date.

The Company also earns annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

(10) NOTE-SINGLE REPORTABLE SEGMENT

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including effecting securities transactions via subscription on a subscription way basis. The Company has identified its President (Mark A Coffelt) as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make shareholder distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 90 percent of its total revenue from a single external customer in 2024.

The Following table present the segment revenue and significant expenses for the year ended December 31, 2024.

	2024
Revenue	$ 45,165
Less:	
Employment Compensation and Benefits	$ -
Floor Brokerage, Exhange, and Clearnace fees	$ -
Technology and Communiations	$ -
Interest and Dividends	$ -
Occupancy and equipment	$ -
Management fee and allocated comporated overhead	$ -
Other Expense	$ 9,260
Provision for Income Taxas	$ 7,541
Net income	$ 28,364

Other expense Include depreciation and amortization, regulatory expense, legal and audit expenses and certain related party expenses

The Following table present the other required segment disclsoure for the year ended December 31, 2024

	2024
Other Segment Disclosures	
Revenues from External Customers	$ 40,923
Principle Transactions	$ -
Interest Revenue	$ 4,242
Dividend Revenue	
Other Income	
Total Revenues	$ 45,165
Interest Expense	$ -
Depreciation and Amortization	$ -
Noncash Financing activity-borrowing under secured demand note collateral agreements	$ -
Segment assets	$ 83,537
Ependitures for segment assets.	$ -

Empiric Distributors, Inc.

Computation of Schedule I - Net Capital Requirements Pursuant To Rule 15c3-1

December 31 2024

Computation of Net Capital		
Total ownership from Statement of Financial Condition	$	68,922
Haircuts on Securities	$	1,163
Exempted securities	$	-
Net Capital	$	67,759
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	974
Minimum dollar net capital required	$	5,000
Net Capital Required (greater of above amounts)	$	5,000
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$	61,759
Computation of Aggregate Indebtedness		
Total Liabilities	$	14,615
Percentage of Aggregate Indebtedness to Net Capital		21.57%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form x-17A-5 report dated December 31, 2024

Empiric Distributors, Inc.

Schedule II – Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3

As of December 31, 2024

A computation of reserve requirement is not applicable to Empiric Distributors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Empiric Distributors, Inc.

Schedule III – Information Relating to the Possession

Or Control Requirements Under Rule 15c3-3

As of December 31, 2024

Information Relating to the Possession or Control Requirements is not applicable to Empiric Distributors, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Empiric Distributors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Empiric Distributors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Empiric Distributors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (2) The Company met the identified exemption provision in 17 C.F.R. §15c3-3(k) through the most recent fiscal year without exception; and (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to, effecting securities transaction via subscriptions on the a subscription way basis where the funds are payable to the issuer or its agent, not to the company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Empiric Distributors, Inc's Management is responsible for compliance with the exemption provision and Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empiric Distributors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) [Identify applicable exemption provision (k)(2)(ii). of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

2/20/2024

EMPIRIC DISTRIBUTORS, INC.

Exemption Report

Empiric Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not cany accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Empiric Distributors, Inc.

I, Mark A Coffelt swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] 2/6/25

Title: President Date